United States securities and exchange commission logo





                              April 13, 2023

       Eran Plaut
       Chairman of the Board, Director and Chief Executive Officer Spree Acquisition Corp. 1 Limited
       1922 Wildwood Place NE
       Atlanta, GA 30324

                                                        Re: Spree Acquisition
Corp. 1 Limited
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 30,
2023
                                                            File No. 001-41172

       Dear Eran Plaut:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Statements of Cash Flows, page F-6

   1. Please tell us why you do not adjust net loss for the period by the interest earned on marketable securities
held in trust account to calculate the operating cash flows.
       Notes to Financial Statements
       Note 2 Significant Accounting Policies, page F-11

   2.                                                   Please tell us the
types of expenses included under    operating expenses    and your
                                                        accounting policy for
these expenses.
       g. Warrants, page F-12

   3.                                                   Please tell us how you
considered the term you disclosed on page F-14 that    the Private
                                                        Warrants are identical
to the Public Warrants except that   prior to being sold in the open
 Eran Plaut
Spree Acquisition Corp. 1 Limited
April 13, 2023
Page 2
         market or transferred into    street name   , they are not redeemable
by the Company,    in
         determining that the private warrants are indexed to the entity   s
own stock.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Keira Nakada at 202-551-3659 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNameEran Plaut                                 Sincerely,
Comapany NameSpree Acquisition Corp. 1 Limited
                                                             Division of
Corporation Finance
April 13, 2023 Page 2                                        Office of Trade &
Services
FirstName LastName